Filed by Ameri Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Ameri Holdings, Inc.
Commission File No. 001-38286
Date: January 27, 2020

Atlanta, GA, January 27, 2020 -- AMERI Holdings, Inc. (NASDAQ: AMRH) (“Ameri” or the “Company”), announced today that former CIA Director, the Honorable R. James (Jim) Woolsey, has joined the Company as a strategy consultant. Woolsey will provide Ameri leadership with counsel in the areas of business development and government affairs in the cannabis industry ahead of the closing of its merger with Jay Pharma, a Canadian company dedicated to developing innovative, evidence-based cannabinoid products and combination therapies to address unmet needs in cancer care. Woolsey is a longtime advocate for the commercialization of hemp for industrial use. The Company expects Woolsey to join the board of directors of Jay Pharma upon the close of the merger.

Jim Woolsey stated, “The potential utility of cannabinoids in cancer care has only just begun to be tapped, and I am delighted to be aligned with a leader in cannabinoid research and development that is working to develop safe, clinically-validated cannabinoid products for the benefit of cancer patients.”

Dev Nidhi, Executive Chairman of Ameri, stated, “We are excited to have Amb. Woolsey join our team. He has been a strong advocate for the commercial use of hemp and is well known for his contributions in several different government and industry roles.”

About R. James Woolsey

Amb. Woolsey previously served in the U.S. government on five different occasions, where he held presidential appointments in two Republican and two Democratic administrations, most recently (1993 – 1995) as Director of Central Intelligence. From July 2002 to March 2008 Amb.  Woolsey was vice president and officer of Booz Allen Hamilton, and then a venture partner with Vantage Point Venture Partners of San Bruno, California until January 2011. He was also previously a partner at the law firm of Shea & Gardner in Washington, D.C., now Goodwin Procter, where he practiced for 22 years in the fields of civil litigation, arbitration, and mediation. Amb. Woolsey is a venture partner with Lux Capital Management.

During his 12 years of government service, in addition to leading the CIA and the intelligence community, Amb. Woolsey was: Ambassador to the Negotiation on Conventional Armed Forces in Europe (CFE), Vienna, 1989 – 1991; Under Secretary of the Navy, 1977 – 1979; and General Counsel to the U.S. Senate Committee on Armed Services, 1970 – 1973. He was also appointed by the President Ronald Reagan to serve on a part-time basis in Geneva, Switzerland, 1983 – 1986, as Delegate at Large to the U.S.–Soviet Strategic Arms Reduction Talks (START) and Nuclear and Space Arms Talks (NST). As an officer in the U.S. Army, he was an adviser on the US Delegation to the Strategic Arms Limitation Talks (SALT I), Helsinki and Vienna, 1969 – 1970.

Amb. Woolsey serves on a range of government, corporate, and non-profit advisory boards and chairs several. Previously, he was chairman of the executive committee of the Board of Regents of the Smithsonian Institution, and a trustee of Stanford University. In 2009, he was the Annenberg Distinguished Visiting Fellow at the Hoover Institution at Stanford University, and in 2010 – 2011 he was a senior fellow at Yale University's Jackson Institute for Global Affairs.

Amb. Woolsey has served in the past as a member of boards of directors of a number of publicly and privately held companies, generally in fields related to technology and security, including Martin Marietta; British Aerospace, Inc; Fairchild Industries; and Yurie Systems, Inc.

Amb. Woolsey is a frequent contributor of articles to major publications, and from time to time gives public speeches and media interviews on the subjects of energy, foreign affairs, defense, and intelligence. He also testifies to Congressional committees on similar issues.

About Jay Pharma
Jay Pharma is dedicated to developing innovative, evidence-based products and combination therapies to address unmet needs in cancer care. Jay Pharma seeks to improve the lives of persons suffering from cancer, initially by developing safe cannabinoid products for persons suffering from the side effects of cancer and cancer treatment, and longer term by advancing a pipeline of novel combination therapies as an adjunct to standard of care cancer treatments. Jay Pharma has filed several patents covering the use of cannabinoids with current cancer treatments and for specific cancer types. For more information, visit www.jaypharma.co

About Ameri100
Ameri is a specialized SAP® cloud, digital, and enterprise solutions company which provides SAP® services to customers worldwide. Headquartered in Suwanee, Georgia, Ameri has offices in the U.S. and Canada. The Company also has global delivery centers in India. With its bespoke engagement model, Ameri delivers transformational value to its clients across industry verticals. For further information, visit www.ameri100.com

Important Additional Information Will be Filed with the SEC

In connection with the proposed transactions, Ameri to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement that will contain a proxy statement and prospectus. AMERI URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AMERI, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.  Investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by the Company with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov.  In addition, investors and shareholders will be able to obtain free copies of the proxy statement, prospectus and other documents filed by Ameri with the SEC by contacting Investor Relations by mail at 5000 Research Court, Suite 750, Suwanee, Georgia. Stockholders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions.

Participants in the Solicitation

Ameri and Jay Pharma, as well as each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions.  Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transactions when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Disclaimer

This press release not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements
This news release contains forward-looking statements and forward-looking information within the meaning of applicable securities laws. These statements relate to future events or future performance. All statements other than statements of historical fact may be forward-looking statements or information. Generally, forward-looking statements and information may be identified by the use of forward-looking terminology such as “plans”, “ expects” or “does not expect”, “proposed”, “is expected”, “budgets”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases, or by the use of words or phrases which state that certain actions, events or results may, could, would, or might occur or be achieved. More particularly and without limitation, this news release contains forward-looking statements and information concerning the Transactions. Forward-looking statements consist of statements that are not purely historical, including any statements regarding beliefs, plans, expectations or intentions regarding the future. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the Transactions will be consummated or that the parties other plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific that contribute to the possibility that the predictions, estimates, forecasts, projections and other forward-looking statements will not occur.

The forward-looking statements contained in this press release are made as of the date of this press release. Except as required by law, Ameri disclaims any intention and assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additionally, Ameri undertakes no obligation to comment on the expectations of, or statements made by, third parties in respect of the matters discussed above.

Corporate Contact:
Barry Kostiner, Chief Financial Officer
IR@ameri100.com

Investor Relations Contact:
Sanjay M. Hurry
LHA Investor Relations
(212) 838-3777
IR@ameri100.com